UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 ND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-134875

RATHGIBSON, INC.

(Exact name of registrant as specified in its charter)

475 Half Day Road, Suite 210
Lincolnshire, Illinois
(847) 276-2100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

11.25% Senior Notes due 2014
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

11.25% Senior Notes due 2014   22 holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, RathGibson, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RATHGIBSON, INC.

/s/ Jon M. Smith

Jon M. Smith
Chief Financial Officer

Date: July 14, 2009